Exhibit 99.4

July 23, 2014

Empire Energy USA, LLC

17 Arentzen Blvd.

Vista 1 Prof. Bldg, Suite 203

Charleroi, PA 15022-1085

Attn:	Mr. Bruce McLeod
Executive Chairman

Re:	Oil and Natural Gas Reserves
Empire Energy USA, LLC
As of December 31, 2013

Gentlemen:

At the request of Empire Energy USA, LLC (“Empire”), the firm of Ralph E. Davis Associates Inc. (“Davis”) has prepared an evaluation of the oil and natural gas reserves on leaseholds in which Empire has certain interests. The purpose of this report is to present a summary of the Proved Developed Producing, Behind Pipe, Non-Producing and Shut In reserves that in our opinion meet the criteria for proved reserve volumes in keeping with the directives of the Securities and Exchange Commission as detailed later in this report.

Davis has evaluated 100% of Empire’s proved producing, proved behind pipe, proved non-producing and proved shut-in properties all of which are located in various counties of Pennsylvania and New York respectively. We have prepared estimates of the reserves, future production and income attributable to the subject interests with an effective date of December 31, 2013.

The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210—Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application § 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975. A summation of these definitions is included as a portion of this letter.

We have also estimated the future net revenue and discounted present value associated with these reserves as of December 31, 2013, utilizing a scenario of specific non-escalated product prices as well as non-escalated costs of operations, i.e., prices and costs were not escalated above current contractual values as detailed later in this report. The present value is presented for your information and should not be construed as an estimate of the fair market value.

Empire Energy USA, LLC	July 23,, 2014
Oil, Condensate and Natural Gas Reserves	Page 2 of 9

The summarized results of the reserve evaluation are as follows:

Non-Escalated SEC Pricing Scenario

Estimated Reserves and Future Net Income Net to

Empire Energy USA, LLC

As of December 31, 2013

	Estimated Net Reserves		Estimated Future Net Income ($1,000)
Reserve Category	MBarrels	MMCF	Undiscounted	Discounted @ 10%

PROVED RESERVES

Producing	61.0	26942.4	$50,472.5	$26,334.8

Behind Pipe	-	97.7	$54.9	$(13.8)

Non-Producing		21.4	$18.7	$12.6

Shut-In	0.0	36.9	$41.4	$23.6

TOTAL PROVED	61.0	27098.4	$50,587.5	$26,357.2

Note: Errors on addition are due to rounding.

Liquid volumes are expressed in thousands of barrels (MBbls) of stock tank oil. Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the areas wherein the gas reserves are located.

Discussion

The scope of this study was to prepare estimates of the proved reserves attributable to interests owned by Empire and were prepared by Davis based in large part on basic data supplied by Empire. The quantities presented herein are estimated reserves of oil or condensate and natural gas that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty.

The evaluated properties encompass both the interest in properties previously evaluated for Empire as well as the interest position acquired in properties acquired from Range Resources. The summary presentation of reserves by category also includes summaries by each property group.

(Hawthorne District) - Certain properties in this district have been drilled and previously produced are classified as proved non-producing. Those wells considered to have recoverable reserves are scheduled to be placed on production at a future date.

Texas Registered Engineering Firm F-1529

Empire Energy USA, LLC	July 23,, 2014
Oil, Condensate and Natural Gas Reserves	Page 3 of 9

(Mayville District) – Certain completed wells in this earlier Range acquisition are classified as behind pipe and non-producing. Behind pipe reserves are in intervals not yet completed within an existing wellbore and are scheduled to be placed on production at a future date. Non-producing reserves may be in well’s drilled and completed, but not yet tied into the gathering system or in wells which have previously produced are shut in and are considered to have recoverable reserves. Non-producing reserves are not set up at the present time because of lack of essential data.

Reserves classified as undeveloped are not scheduled for drilling at this time as these wells are uneconomic on an undiscounted cash flow with the current pricing scenario, and are therefore not included in this report. These wells will be assigned a drilling schedule at a future time contingent on the future prices in the region. The undrilled locations in the Empire and Range properties have been reviewed on an individual well location basis, with the estimate of recoverable reserves associated with the results for nearby producing properties.

This evaluation has been prepared in accordance with the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” as proclaimed by the Society of Petroleum Engineers”, the SPE Standards.

Data Source

Basic well and field data used in the preparation of this report were furnished by Empire or were obtained from commercial sources or from Davis’ own database of information. Records as they pertain to factual matters such as acreage controlled the number and depths of wells, reservoir pressure and/or production history, the existence of contractual obligations to others and similar matters were accepted as presented.

Additionally, the analyses of these properties utilized not only the basic data on the subject wells but also data on analogous properties as provided. Well logs, ownership interest, revenues received from the sale of products and operating costs were furnished by Empire. No physical inspection of the properties was made nor any well tests conducted.

Operating cost data were provided by Empire and were utilized to estimate the direct cost of operation for each property or producing unit.

Ownership

Ownership interests in the subject properties have been furnished by Empire and accepted by Davis as accurate without independent verification. Those interests evaluated by Davis reflect a specific working and net revenue interest position owned by Empire in each of the subject properties.

Reserve Estimates

The estimate of reserves included in this report is based primarily upon production history or analogy with wells in the area producing from the same or similar formations. In addition to individual well production history, geological and well test information, when available, were utilized in the evaluation. Individual well production histories were evaluated utilizing decline curve analysis on the individual producing properties and forecast until an anticipated economic limit was reached.

Texas Registered Engineering Firm F-1529

Empire Energy USA, LLC	July 23,, 2014
Oil, Condensate and Natural Gas Reserves	Page 4 of 9

Estimates of reserves to be recovered from undrilled locations are based upon not only the ultimate reserve potential of existing Empire wells, but also completions by other operators in the area of interest. Studies by Davis of analogous completions have resulted in the development of an average completion than can be anticipated for a specific area, as well as a production profile that recovers the estimated ultimate reserve. This methodology has been utilized in this evaluation. The proved undeveloped locations have not been scheduled at this time due to the wells being uneconomic at the current prices and will be scheduled at a future date contingent on prices.

The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. Reserve volumes presented in this report are based upon the available data and are calculated using all methods and procedures as we considered necessary under the circumstances to prepare this report and are believed to be reasonable; however, future reservoir performance may justify revision of these estimates. The various methods and procedures used in the evaluation of the subject properties are considered appropriate for an estimation of the reserves prepared for each of the subject properties.

It should be noted that the process of estimating reserves is inherently uncertain and that all reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends primarily on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of these data.

Producing Rates

For the purpose of this report, estimated reserves are scheduled for recovery primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.

These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein. Scheduled dates of future well completions may vary from that provided by Empire due to changes in market demand or the availability of materials and/or capital; however, the timing of the wells and their estimated rates of production are reasonable and consistent with established performance to date.

Prices

Prices received for products sold, adjustments due to the BTU content of the gas, shrinkage for transportation, measuring or the removal of liquids, the liquid yield from gas processed, etc., were provided by Empire and were accepted as presented.

The unit price used throughout this report for crude oil, condensate and natural gas is consistent with Securities and Exchange Commission directives and is based upon the appropriate price in effect the first trading day of each month during the twelve previous months from January 2013 through December 2013 and averaged for the year.

Texas Registered Engineering Firm F-1529

Empire Energy USA, LLC	July 23,, 2014
Oil, Condensate and Natural Gas Reserves	Page 5 of 9

Crude Oil and Condensate: The unit price used throughout this report for crude oil and/or condensate is based upon the average of prices for the fiscal year as indicated above. An average crude oil price of $96.78 per barrel represents the effective average crude oil price utilized in the evaluation. This scheduled price for 2013 was held flat throughout the remaining producing life of the properties. Prices for the liquid reserves scheduled for initial production at some future date were estimated using this same price. Oil prices were not adjusted for any applicable price differentials.

Natural Gas: The unit price used throughout this report for natural gas is based upon the average of prices for the fiscal year as indicated above. An average gas price of $3.67 per MMBTU represents the effective average natural gas price utilized in the evaluation. The scheduled price for 2013 was held flat throughout the remaining producing life of the properties. Prices for natural gas reserves scheduled for initial production at some future date were estimated using this same price. Gas prices were adjusted for BTU content and price differentials.

Empire has furnished information that volumes of gas have been hedged for production from the Hawthorne District properties through November 2018.

Hawthorne District Properties – The volumes hedged and the hedge sales price both vary over the effective time. Volumes produced over the hedge volumes are then valued at prices listed above and result in an average sale price of $4.35 for the fiscal 2014, $4.23 for fiscal 2015, $3.89 for fiscal 2016, $3.80 for fiscal 2017 and $3.79 for fiscal 2018. Beginning in December 2018 the total produced volume is based on SEC forecast, adjusted for price differential and is held constant at $3.67 for the life of the reserves.

Empire has furnished information that volumes of gas have been hedged for production from the Mayville District properties through November 2018.

Mayville District Properties – The volumes hedged and the hedge sales price both vary over the effective time. Volumes produced over the hedge volumes are then valued at the Benchmark prices listed above and result in an average sale price of $4.80 for fiscal 2014, $4.54 for fiscal 2015, $4.00 for fiscal 2016, $4.06 for fiscal 2017 and $4.15 for fiscal 2018. Beginning in December 2018 the total produced volume is based on the SEC forecast, adjusted for price differential and is held constant at $3.67 for the life of the reserves. The gas prices are adjusted for BTU content. Prices for oil and liquid volumes are based on the West Texas Intermediate forecast.

Operating Cost

Operating cost data for the previous twelve months were provided by the Company and were utilized herein. Monthly operating costs were assigned to the wells on a fixed and variable cost basis. The fixed costs are the quotient of the average monthly fixed operating costs divided by the average number of producing wells. Per well variable costs were assigned on a cost per Mcf basis, which was derived by dividing the total period variable costs by the total production (Mcfs) during the period.

Texas Registered Engineering Firm F-1529

Empire Energy USA, LLC	July 23,, 2014
Oil, Condensate and Natural Gas Reserves	Page 6 of 9

Future Net Income

Future net income is based upon gross income from future production, less direct operating expenses and taxes (production, severance, ad valorem or other). Estimated future capital for development was also deducted from gross income at the time it will be expended. No allowance was made for depletion, depreciation, income taxes or administrative expense.

Direct lease operating expense includes direct cost of operations of each lease or an estimated value for future operations based upon analogous properties. Lease operating expenses were held flat throughout the producing life of the properties. Neither the cost to abandon onshore properties nor the salvage value of equipment was considered in this report.

Future net income has been discounted for present worth at values ranging from 0 to 100 percent using continuous discounting. In this report the future net income is discounted at a primary rate of ten (10.0) percent.

General

Empire Energy USA, LLC has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this audit. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

This report has been prepared for public disclosure by Empire Energy USA, LLC in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in Empire Energy USA, LLC or the properties reported herein. The employment and compensation to make this study are not contingent on our estimate of reserves.

We appreciate the opportunity to be of service to you in this matter and will be glad to address any questions or inquiries you may have.

Very truly yours,

RALPH E. DAVIS ASSOCIATES, INC.

/s/ Allen C. Barron

Allen C. Barron, P. E.
President

Texas Registered Engineering Firm F-1529

Securities and Exchange Commission

Definitions of Reserves

The following information is taken from the United States Securities and Exchange Commission:

PART 210—FORM AND CONTENT OF AND REQUIREMENTS FOR FINANCIAL STATEMENTS, SECURITIES ACT OF 1933, SECURITIES EXCHANGE ACT OF 1934, PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, INVESTMENT COMPANY ACT OF 1940, INVESTMENT ADVISERS ACT OF 1940, AND ENERGY POLICY AND CONSERVATION ACT OF 1975

Rules of General Application

§ 210.4-10   Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.

Reserves

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A)	Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

Securities and Exchange Commission	Page 8
§ 210.4-10 Definitions (of Reserves)
Modified, Effective 2009 for Filings of 12/31/2009 and Thereafter

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Probable Reserves

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Possible Reserves

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

Securities and Exchange Commission	Page 9
§ 210.4-10 Definitions (of Reserves)
Modified, Effective 2009 for Filings of 12/31/2009 and Thereafter

(vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed Oil and Gas Reserves

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped Oil and Gas Reserves

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

Additional Definitions:

Deterministic Estimate

The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

Probabilistic Estimate

The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

Reasonable Certainty

If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.